EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(millions of dollars)

Income from continuing operations attributable to ExxonMobil	16,150	32,520	32,580	44,880	41,060
Excess/(shortfall) of dividends over earnings of affiliates
accounted for by the equity method	(691)	(358)	3	(1,157)	(273)
Provision for income taxes	5,415	18,015	24,263	31,045	31,051
Capitalized interest	(7)	121	148	(67)	(159)
Noncontrolling interests in earnings of consolidated subsidiaries	401	1,095	868	2,801	1,146
	21,268	51,393	57,862	77,502	72,825
Fixed Charges:
Interest expense - borrowings	211	157	137	117	77
Capitalized interest	482	344	309	506	593
Rental cost representative of interest factor	585	618	612	640	721
	1,278	1,119	1,058	1,263	1,391
Total adjusted earnings available for payment of fixed charges	22,546	52,512	58,920	78,765	74,216
Number of times fixed charges are earned	17.6	46.9	55.7	62.4	53.4